UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Armada Acquisition Corp. I
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
04208V202**
(CUSIP Number)

October 1, 2021***
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** Reflects the CUSIP number for the Issuers Units, each consisting of one share of Common Stock and one-half of one redeemable warrant (the Units).

*** The Reporting Persons previously filed an original Schedule 13G in respect of the Issuer’s Common Stock, par value $0.0001 per share on August 20, 2021 (the “Original Schedule 13G”). On October 1, 2021, Corbin Capital Partners GP, LLC replaced Corbin Capital Partners Group, LLC as the general partner of Corbin ERISA Opportunity Fund, Ltd. This Amendment No. 1 to the Original Schedule 13G is being filed to reflect the fact that, as of October 1, 2021, Corbin Capital Partners Group, LLC ceased to be a reporting person, with Corbin Capital Partners GP, LLC becoming a reporting person as of that date.

CUSIP No. 04208V202	13G

1	NAMES OF REPORTING PERSONS
Atalaya Special Purpose Investment Fund II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
198,248

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
198,248

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
198,248

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 04208V202	13G

1	NAMES OF REPORTING PERSONS
ACM ASOF VII (Cayman) Holdco LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
278,140

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
278,140

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
278,140

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 04208V202	13G

1	NAMES OF REPORTING PERSONS
ACM Alameda Special Purpose Investment Fund II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
174,488

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
174,488

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
174,488

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 04208V202	13G

1	NAMES OF REPORTING PERSONS
ACM Alamosa (Cayman) Holdco LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
555,983

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
555,983

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
555,983

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 04208V202	13G

1	NAMES OF REPORTING PERSONS
Atalaya Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,206,859

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,206,859

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,206,859

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 04208V202	13G

1	NAMES OF REPORTING PERSONS
Corbin ERISA Opportunity Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
278,141

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
278,141

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
278,141

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 04208V202	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
278,141

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
278,141

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
278,141

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 04208V202	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 04208V202	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
278,141

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
278,141

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
278,141

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

Explanatory Note

The Reporting Persons previously filed an original Schedule 13G in respect of the Issuer’s common stock, par value $0.0001 per share on August 20, 2021 (the “Original Schedule 13G”). On October 1, 2021, Corbin Capital Partners GP, LLC replaced Corbin Capital Partners Group, LLC as the general partner of Corbin ERISA Opportunity Fund, Ltd. This Amendment No. 1 to the Original Schedule 13G is being filed to reflect the fact that, as of October 1, 2021, Corbin Capital Partners Group, LLC ceased to be a reporting person, with Corbin Capital Partners GP, LLC becoming a reporting person as of that date.

Item 1.(a) Name of Issuer

Armada Acquisition Corp. I

Item 1.(b) Address of Issuer’s Principal Executive Offices

2005 Market Street, Suite 3120, Philadelphia, PA 19103

Item 2.(a) Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Atalaya Special Purpose Investment Fund II LP (“ASPIF II”);
(ii)	ACM ASOF VII (Cayman) Holdco LP (“ASOF”)
(iii)	ACM Alameda Special Purpose Investment Fund II LP (“Alameda”);
(iv)	ACM Alamosa (Cayman) Holdco LP (“Alamosa”);
(v)	Atalaya Capital Management LP (“ACM”);
(vi)	Corbin ERISA Opportunity Fund, Ltd. (“CEOF”);
(vii)	Corbin Capital Partners GP, LLC (“Corbin GP”);
(viii)	Corbin Capital Partners Group, LLC (“CCPG”); and
(ix)	Corbin Capital Partners, L.P. (“CCP”).

Item 2.(b) Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of ASPIF II, ASOF, Alameda, Alamosa and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, Corbin GP, CCPG and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.

 Item 2.(c) Citizenship

Each of ASPIF II, ACM and CCP is a Delaware limited partnership. Each of ASOF, Alameda and Alamosa is a Cayman Islands exempted limited partnership. CEOF is a Cayman Islands exempted company. Each of Corbin GP and CCPG is a Delaware limited liability company.
Item 2.(d) Title of Class of Securities

Common Stock, par value $0.0001 per share (the “Shares”).

Item 2.(e) CUSIP Number

04208V202

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 1,206,859 Shares underlying Units, which amount includes (i) the 198,248 Shares underlying Units beneficially owned by ASPIF II, (ii) the 278,140 Shares underlying Units beneficially owned by ASOF, (iii) the 174,488 Shares underlying Units beneficially owned by Alameda and (iv) the 555,983 Shares underlying Units beneficially owned by Alamosa. Each of Corbin GP and CCP may be deemed the beneficial owner of 278,141 Shares underlying Units, which amount includes the 278,141 Shares underlying Units beneficially owned by CEOF. As of October 1, 2021, CCPG ceased to beneficially own any Shares.

Item 4(b). Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 5.5% of Shares outstanding, which amount includes (i) 0.9% of Shares outstanding beneficially owned by ASPIF II, (ii) 1.3% of Shares outstanding beneficially owned by ASOF, (iii) 0.8% of Shares outstanding beneficially owned by Alameda and (iv) the 2.5% of Shares outstanding beneficially owned by Alamosa. Each of Corbin GP and CCP may be deemed the beneficial owner of approximately 1.3% of Shares outstanding, which amount includes 1.3% of Shares outstanding beneficially owned by CEOF. As of October 1, 2021, CCPG ceased to beneficially own any Shares. (These percentages are based on 21,834,500 Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 27, 2021.)

Item 4(c). Number of shares as to which such person has:

ASPIF II:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 198,248
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 198,248

ASOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 278,140
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 278,140

Alameda:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 174,488
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 174,488

Alamosa:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 555,983
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 555,983

ACM:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,206,859
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,206,859

CEOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 278,141
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 278,141

Corbin GP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 278,141
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 278,141

CCPG:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

CCP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 278,141
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 278,141

The Shares are directly held by ASPIF II, ASOF, Alameda, Alamosa and CEOF (the Direct Holders). As ASPIF II, ASOF, Alameda and Alamosa’s investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF II, ASOF, Alameda and Alamosa. As CEOF’s investment manager, CCP has the power to vote and direct the disposition of all Shares held by CEOF. This report shall not be deemed an admission that ACM, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.  Ownership of Five Percent or Less of a Class

As of October 1, 2021, CCPG ceased to beneficially own any Shares and this Amendment No. 1 serves as an exit filing for CCPG.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group

ASPIF II, ASOF, Alameda, Alamosa, ACM, CEOF, Corbin GP and CCP may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 1,485,000 Shares. CEOF, Corbin GP and CCP disclaim beneficial ownership over the Shares held directly by ASPIF II, ASOF, Alameda and Alamosa. ASPIF II, ASOF, Alameda, Alamosa and ACM disclaim beneficial ownership over the Shares held directly by CEOF.

Item 9.  Notice of Dissolution of Group

As of October 1, 2021, CCPG ceased to beneficially own any Shares and, as of that date, ceased to be a member of a group with the other Reporting Persons with respect to the Issuer’s Shares.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2021

Atalaya Special Purpose Investment Fund II LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM ASOF VII (Cayman) Holdco LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM Alameda Special Purpose Investment Fund II LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM Alamosa (Cayman) Holdco LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Atalaya Capital Management LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Corbin ERISA Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners Group, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

JOINT FILING AGREEMENT

The undersigned hereby agree that this Amendment No. 1 to the statement on Schedule 13G with respect to shares of Common Stock of Armada Acquisition Corp. I is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  December 14, 2021

Atalaya Special Purpose Investment Fund II LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM ASOF VII (Cayman) Holdco LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM Alameda Special Purpose Investment Fund II LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM Alamosa (Cayman) Holdco LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Atalaya Capital Management LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Corbin ERISA Opportunity Fund, Ltd.
By: Its:	Corbin Capital Partners, L.P. Investment Manager
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners Group, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel